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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

National Mercantile Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

636912107

(CUSIP Number)

Thomas G. Lovett
Lindquist & Vennum P.L.L.P.
4200 IDS Center
80 South 8th Street
Minneapolis, Minnesota 55402
612-371-3211

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 636912107			Page 2 of 9

1.	Name of Reporting Person: Carl R. Pohlad, as Trustee		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 309,998

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 309,998

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 309,998

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 10.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 63612107			Page 3 of 9

1.	Name of Reporting Person: James O. Pohlad		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 710,595

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 710,595

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 710,595

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 20.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 636912107			Page 4 of 9

1.	Name of Reporting Person: Robert C. Pohlad		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 710,410

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 710,410

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 710,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 20.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 636912107			Page 5 of 9

1.	Name of Reporting Person: William M. Pohlad		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 710,410

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 710,410

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 710,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 20.9%

14.	Type of Reporting Person (See Instructions): IN

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2001, as last amended by that Amendment No. 5 to Schedule 13D filed with the Commission on August 5, 2002 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Pursuant to this Amendment No. 6 to Schedule 13D, Items 1, 2 and 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

Item 1. Security and Issuer.

(a)	Title of Class of Securities: Common Stock

(b)	Name of Issuer: National Mercantile Bancorp (the “Company”)

(c)	Address of Issuer’s Principal Executive Offices: 1880 Century Park East, Los Angeles, California 90067.

Item 2. Identity and Background.

(a)	Name of Person Filing: Carl R. Pohlad (as trustee of Trust 1 and Trust 2 described below), James O. Pohlad, Robert C. Pohlad and William M. Pohlad. Carl R. Pohlad is the sole trustee and sole beneficiary of the Carl R. Pohlad Revocable Trust No. 1 UTA dated June 28, 1991 (“Trust 1”) and the Carl R Pohlad Revocable Trust No. 2 UTA dated May 28, 1993 (“Trust 2”). Eloise Pohlad died on November 20, 2003 and the shares of the Company’s common stock beneficially owned by her were transferred to Trust 2 effective December 29, 2004.

(b)	Residence or Business Address:

Name	Business Address
Carl R. Pohlad	60 South Sixth Street, Suite 3800
Minneapolis, Minnesota 55402
James O. Pohlad	60 South Sixth Street, Suite 3800
Minneapolis, Minnesota 55402
Robert C. Pohlad	60 South Sixth Street, Suite 3880
Minneapolis, Minnesota 55402
William M. Pohlad	60 South Sixth Street, Suite 4050
Minneapolis, Minnesota 55402

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(c)	Principal Occupation or Employment:

Name	Employment
Carl R. Pohlad	President and Director of Marquette Financial Companies,
a bank holding company.
James O. Pohlad	Executive Vice President and Director of Marquette
Financial Companies.
Robert C. Pohlad	Chairman and Chief Executive Officer of PepsiAmericas,
Inc., a Pepsi-Cola bottling company.
William M. Pohlad	President and Chief Executive Officer of River Road
Entertainment, LLC, a media production company.

(d)	Conviction in a criminal proceeding during the last five years: None.

(e)	Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: None.

(f)	Citizenship: Residents of Minnesota, Citizens of the United States.

Item 5. Interest in Securities of Issuer

(a)	Number and Percentage of Class beneficially owned:

The following table shows as of May 2, 2005 the number of shares of the Company’s stock owned by, and percentage beneficial ownership of, each of the reporting persons and by the reporting persons as a group:

								Percentage
			Shares of		Shares of			Beneficial
	Shares of	Percentage	Series A	Percentage	Series B	Percentage	Common Stock	Onwership All
Name	Common Stock	of Class	Preferred Stock	of Class	Preferred Stock	of Class	Equivalents	Classes
Carl R. Pohlad (1)	309,998	10.3	0	—	0	—	309,998	10.3
James O. Pohlad (2)	312,590	10.4	168,133	25.2	334	33.4	710,595	20.9
Robert C. Pohlad	312,591	10.4	168,132	25.2	333	33.3	710,410	20.9
William M. Pohlad	312,591	10.4	168,132	25.2	333	33.3	710,410	20.9
Reporting Persons, as a Group	1,247,770	41.5	504,397	75.6	1,000	100	2,441,413	58.1

(1)	Represents 154,999 shares of common stock held by Trust 1 and 154,999 shares of common stock held by Trust 2. Carl R. Pohlad is the sole trustee and sole beneficiary of Trust 1 and Trust 2.

(2)	Includes 141 shares of common stock James O. Pohlad has the obligation to repurchase and right to repurchase from W. Douglas Hile for aggregate consideration of $10 pursuant to that certain Director’s Qualifying Shares Agreement dated July 25, 2003. The repurchase obligation is triggered upon (a) the voluntary or involuntary termination of Mr. Hile as a member of the Board of Directors of the Company; (b) notice of desire to sell or repurchase, respectively; (c) determination of the provisions of the Director’s Qualifying Shares Agreement as illegal, unenforceable or in contravention of banking law or (d) bankruptcy or insolvency of Mr. Hile.

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The percentages of beneficial ownership are based on the following number of shares of each class outstanding as of April 1, 2005 as reported by the Company in its proxy statement for its 2005 Annual Meeting of Shareholders: 3,006,774 shares of common stock, 666,273 shares of Series A Preferred Stock and 1,000 shares of Series B Preferred Stock.

The column entitled “Common Stock Equivalents” represents the number of shares of Company’s common stock and the number of shares of common stock issuable within 60 days of May 2, 2005 upon conversion of the Company’s Series A Preferred Stock and Series B Preferred Stock, as described below. The column entitled “Percentage of Beneficial Ownership All Classes” shows the percentage beneficial ownership of the Company’s common stock and the shares of common stock issuable within 60 days of May 2, 2005 upon conversion of the Company’s Series A Preferred Stock and Series B Preferred Stock. Other than with respect to the shares of the Company’s common stock issuable upon conversion of the Company’s Series A Preferred Stock and Series B Preferred Stock, none of the reporting persons has any option, warrant, convertible security or other right exercisable within 60 days of May 2, 2005 to acquire the Company’s common stock, Series A Preferred Stock or Series B Preferred Stock, except that James O. Pohlad has the obligation and right to acquire 141 shares by repurchase from W. Douglas Hile as described in footnote 2 to the table set forth above in Item 5(a).

Each share of Series A Preferred Stock is convertible into two shares of the Company’s common stock. The following number of shares of common stock are issuable within 60 days of May 2, 2005 upon conversion of the Series A Preferred Stock held by the reporting persons: 336,266 shares, James O. Pohlad; 336,264 shares, Robert C. Pohlad and 336,264 shares, William M. Pohlad. Each share of Series A Preferred Stock outstanding is entitled to two votes on all matters presented to shareholders. Each of James O. Pohlad, Robert C. Pohlad and William M. Pohlad has voting power of 15% and Carl R. Pohlad, as Trustee, has voting power of 7.1% of the aggregate voting power of the Company’s common stock and Series A Preferred Stock, voting together as a class, based upon an aggregate of 4,339,320 votes outstanding as of May 2, 2005.

The Series B Preferred is convertible into common stock of the Company upon the earlier of (i) June 30, 2005 and (ii) the following events: the execution of a definitive agreement relating to a merger, consolidation or reorganization of the Company with or into any other entity or entities in which the holders of the Company’s capital stock receive cash, property or securities (other than securities issued by any party to the merger, consolidation or reorganization which result in the holders of the Company’s voting capital stock prior to the merger, consolidation or reorganization holding not less than 66.67% of the voting power of the surviving entity), or the execution of a definitive agreement relating to any sale, transfer or other disposition of all or substantially all the Company’s assets, or adoption of any plan or arrangement relating to dissolution or liquidation of the Company. The Series B Preferred Stock is convertible into such number of shares of common stock of the Company as is equal to the liquidation amount divided by the conversion price. The liquidation amount per share of Class B Preferred Stock is $1,000 plus 8.5% per annum of $1,000, accruing from the date of issuance of the Class B Preferred Stock. The initial conversion price is $7.04 per share of common stock. Both the liquidation amount and the conversion price are subject to adjustment upon the occurrence of certain events. Based upon the above formula, each share of Series B Preferred Stock is convertible into 184.85 shares of the Company’s common stock as of June 30, 2005. The following number of shares of common stock are issuable within 60 days of May 2, 2005 upon conversion of the Series B Preferred Stock held by the reporting persons: 61,739 shares, James O. Pohlad; 61,555 shares, Robert C. Pohlad and 61,555 shares, William M. Pohlad.

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     (b) Voting and Dispositive Power:

Each of the reporting persons has sole voting and sole investment power over the respective securities noted above as beneficially owned by him. In addition, pursuant to that certain Director’s Disqualifying Shares Agreement dated July 25, 2003, James O. Pohlad was granted voting power over the 141 shares of the Company’s common stock held by Mr. Hile that is the subject of the Director’s Disqualifying Shares Agreement.

     (c) Transactions within 60 days:

In the past sixty days, transactions effected by the reporting persons or by any other person whose beneficial ownership may be attributable to the reporting persons consisted only of the transfer of 154,999 shares of the Company’s common stock from the Revocable Trust of Eloise O. Pohlad Created UTA dated June 28, 1991 to Trust 2 effective December 29, 2004.

     (d) Right to Direct the Receipt of Dividends:      Not Applicable.

     (e) Last Date on Which Reporting Person Ceased to be a 5% Holder:      Not Applicable.

Signature

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2005

/s/ Carl R. Pohlad
Carl R. Pohlad, Trustee
Carl R. Pohlad Revocable Trust No. 1 UTA dated June 28, 1991 Carl R Pohlad Revocable Trust No. 2 UTA dated May 28, 1993

/s/ James O. Pohlad
James O. Pohlad

/s/ Robert C. Pohlad
Robert C. Pohlad

/s/ William M. Pohlad
William M. Pohlad

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